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                          FILED BY ELTRAX SYSTEMS, INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                          COMMISSION FILE NO.: 0-22190

                                SUBJECT COMPANY:
                              ELTRAX SYSTEMS, INC.

THE FOLLOWING COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY ELTRAX SYSTEMS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER WITH CEREUS TECHNOLOGY PARTNERS, INC. BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS FILED BY ELTRAX SYSTEMS, INC. WITH THE SEC AT WWW.SEC.GOV.


[ELTRAX LOGO]
400 Galleria Parkway
Suite 300
Atlanta, GA  30339

NEWS RELEASE
FOR IMMEDIATE RELEASE, AUGUST 30, 2000

MEDIA CONTACT:                              INVESTOR RELATIONS:
Pam Sanders                                 Jennifer Pepper
Director of Marketing                       Director of Investor Relations
Eltrax Systems, Inc.                        Eltrax Systems, Inc.
678-589-3565                                678-589-3579
pam.sanders@eltrax.com                      jennifer.pepper@eltrax.com

 ELTRAX SYSTEMS AND CEREUS TECHNOLOGY PARTNERS SET SEPTEMBER 29, 2000 FOR VOTE
                               ON PROPOSED MERGER

ATLANTA, GA - (AUGUST 30, 2000) - Eltrax Systems, Inc. (NASDAQ: ELTX) and Cereus Technology Partners, Inc. (NASDAQ: CEUS) today announced that they will hold their annual meetings of shareholders on September 29, 2000 to vote on the proposed merger of the companies.


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The Eltrax meeting will begin at 10am EDT at the Renaissance Waverly Hotel, 2450
Galleria Parkway, Atlanta, Georgia. The Cereus meeting will begin at 11am EDT at the same location. Eltrax shareholders of record as of August 21, 2000 and Cereus shareholders of record as of August 28, 2000 are entitled to receive notice of and vote at the respective meetings. The companies plan to begin mailing definitive proxy materials to shareholders on or about August 31, 2000. The proxy materials will provide instructions on how Eltrax and Cereus shareholders may vote their shares in connection with the proposed merger.

Assuming shareholder approval, the companies anticipate the merger to become effective on the date of the shareholder meetings.

Steve Odom, Cereus Chief Executive Officer, will be appointed the chief executive officer of Eltrax Systems effective September 1, 2000. "I am very excited about the integration of Eltrax and Cereus and launching the new company business model and brand. We continue to close joint deals and are on an accelerated path towards combining the two companies."

Investors and security holders are urged to read the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Eltrax systems. (NASD:ELTX) with the Securities and Exchange Commission (SEC) in connection with the proposed merger with Cereus because it contains important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus filed by Eltrax Systems with the SEC at the SEC's Web site, www.sec.gov.

ABOUT ELTRAX SYSTEMS
Eltrax Systems is a full service application services provider (ASP) that plans, builds and runs the technology that high-growth businesses need to take care of their internal and external customers. Eltrax offers a front and back office suite of native web applications including, a CRM solution (customer relationship management), iMessaging(TM), (email and collaboration), HRe-source(TM) (human resource), NetWATCH OnLINE(TM) (remote monitoring and network management), and AppVIEW OnLINE(TM) (remote application monitoring and management). As a full service ASP, Eltrax delivers end-to-end customer solutions, including custom and packaged applications, software integration, IT consulting, managed hosting and customer care. Eltrax is headquartered in Atlanta, Georgia, and is continually expanding its portfolio of services to new offices, business partners and agents worldwide. For more information visit the Eltrax Web site at http://www.eltrax.com or contact Pam Sanders at 678-589-3565 or pam.sanders@eltrax.com.

ABOUT CEREUS
Cereus is an end-to-end solutions provider of e-business and B2B technologies, including eBusiness strategy, web design/development, application integration, network consulting and hosting. Cereus delivers its solutions through the most effective delivery method available - whether at the customer's location, as an ASP, or through out-sourcing. Cereus helps its customers transform their businesses for the new economy. In many cases, Cereus becomes the customer's IT department by providing end-to-end solutions, including communications and data services. Additional information can be accessed on the World Wide Web at www.cereus.net.